Exhibit 1.01

Orthofix International N.V.

Conflict Minerals Report

For The Reporting period from January 1, 2015 to December 31, 2015

This Conflict Minerals Report (“Report”) of Orthofix International N.V. (“Orthofix”) has been prepared for the reporting period from January 1, 2015 to December 31, 2015, pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended and is being filed on Form SD. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements applicable to companies that manufacture or contract to manufacture products containing certain conflict minerals as defined under the Rule.

Conflict minerals under the Rule are defined as cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum and tungsten (“Conflict Minerals” or “3TG”). The SEC reporting and disclosure requirements apply to all registrants regardless of geographic origin and whether or not they fund armed conflict. As described below, Orthofix manufactures, or contracts to manufacture, products for which 3TG are necessary to the functionality or production of those products.

The Rule states that if a company knows that any of the necessary 3TG in its supply chain originated in covered countries and are not from recycled or scrap sources, or if it has reason to believe that its necessary 3TG may have originated from the covered countries and has reason to believe that they are not from recycled or scrap sources, then the company must exercise due diligence on the 3TG minerals source and chain of custody. For the purposes of this report, covered countries, as defined in the Rule include the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Company Overview

This report has been prepared by management of Orthofix (herein referred to as “the Company,” “we,” “us,” or “our”). We are a diversified, global medical device company focused on improving patients’ lives by providing superior reconstructive and regenerative orthopedic and spine solutions to physicians worldwide. Headquartered in Lewisville, Texas, the Company has four strategic business units that include BioStim, Biologics, Extremity Fixation and Spine Fixation. Orthofix products are widely distributed via the Company’s sales representatives, distributors and its subsidiaries. In addition, Orthofix is collaborating on research and development activities with leading clinical organizations such as the Musculoskeletal Transplant Foundation and the Texas Scottish Rite Hospital for Children.

While our principal products sold through our Biologics Strategic Business Unit do not contain 3TG materials, products that could contain 3TG materials are sold through our other strategic business units:

•	BioStim manufactures, distributes and provides support services for a portfolio of market leading devices for enhancing bone fusion that utilize Orthofix’s pulsed electromagnetic (PEMF) technology.
•	Extremity Fixation designs, develops and markets orthopedic products used in fracture repair, deformity correction and bone reconstruction.
•	Spine Fixation designs, develops and markets a portfolio of implant products used in surgical procedures of the spine.

Supply chain

We rely on suppliers for various components and parts that could contain 3TG that are utilized in the manufacturing of our products. As a company in the medical device industry we do not make purchases of raw ore or unrefined 3TG nor do we make purchases from the covered countries. As such, our position in the supply chain is several steps downstream from mines and smelters. Therefore, we must rely on our direct suppliers to provide information on the origin of the 3TG contained in the components and parts supplied to us – including sources of 3TG that are supplied to them from their suppliers. Further, many of our suppliers are not registrants with the SEC and therefore are not subject to the reporting requirements of the Rule. Due to complexity of our products and position in their respective supply chains, the Company believes it will take additional time for many of its suppliers to verify the origin of the necessary 3TG in our products.

1.	Reasonable Country of Origin Inquiry

In determining which suppliers to survey to determine the source and chain of custody of 3TG in our supply chain, the Company’s supply chain, engineering and operation personnel used Company product control data to identify parts, materials and components which it reasonably expects may contain 3TG minerals.  To collect the data, the Company sent to suppliers identified as possibly providing materials containing 3TG a cover letter explaining the Company’s obligations under the Rule and the Conflict-Free

Sourcing Initiative’s Conflict Minerals Reporting Template (the “CMRT”).  We collect the CMRT responses as they are returned, and perform an analysis and review of information received from identified suppliers for completeness and consistency.  Where appropriate, we ask suppliers for any clarification in determining the country of origin of 3TG being supplied to the Company. We reviewed our purchases from identified suppliers that did not respond to our requests to provide a completed CMRT and removed some suppliers from our approved supplier listing for failure to respond to our requests for information.

On the basis of the responses to our reasonable country of origin inquiry, Orthofix has reason to believe it is possible that some 3TG necessary to the functionality or production of our products may have originated from the covered countries. Accordingly, the Company conducted further due diligence on the source and chain of custody of the 3TG contained in products provided by our suppliers.

2.	Due Diligence and Framework Process

The Company’s due diligence program has been designed to conform, in all material respects, with the Organization for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition (2013), (the “OECD Guidance”). Our due diligence included the following five steps of the OECD Guidance.

•

Step 1 – Establish Strong Company Management Systems:  We have created a project team to oversee the supply chain due diligence process which includes members from our purchasing, manufacturing and finance departments (the “3TG Project Team”).  The 3TG Project Team is overseen by a senior executive of Orthofix.  We maintain documents related to compliance with the Rule in an electronic database.  Further, we have a company hotline that provides employees, suppliers and third parties with a mechanism to report violations of our internal policies and procedures.

•

Step 2 – Identify and Assess Risk in the Supply Chain:  We distributed the CMRT to suppliers in our supply chain to gather information on the 3TG in our manufactured products.  We reviewed each supplier response to the CMRT to assess the adequacy of the responses.  Suppliers who failed to respond to our requests received follow-up communications requesting the information.  In the event supplier responses indicate that 3TG contained in the products supplied to the Company originated from the covered countries, they are reported to the 3TG Project Team.

•

Step 3 – Design and Implement a Strategy to Respond to Identified Risk:   We have a risk management plan to address concerns that a supplier may be providing Orthofix with products that contain 3TG sourced from the covered countries.  If a supplier indicates that its products may contain 3TG sourced from the covered countries, we report the response to the 3TG Project Team which will determine appropriate follow-up actions to mitigate risks.  There have been no known instances of high risk issues in the supply chain that require follow-up actions.

•

Step 4 – Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain: Orthofix does not conduct audits of its smelters or refiners and, instead, relies on the Conflict-Free Smelter Initiative’s Conflict-Free Smelter Program to perform third-party audits of smelters and refiners.

•

Step 5 – Report on Supply Chain Due Diligence: This Conflict Minerals Report shall be filed with the SEC and is publicly available under the “Investors” heading of the Company’s website, www.orthofix.com.

3.Due Diligence Results

Of 132 suppliers the Company determined provide materials that may contain 3TG to the Company, 113 suppliers responded, of which 108 suppliers indicated that they did not knowingly source 3TG from the covered countries.  The remaining identified suppliers either were still in the process of performing due diligence of their own supply chains or did not respond to repeated requests for information on the source of 3TG in the materials provided to us.  For suppliers found still to be in progress of performing and implementing due diligence procedures from their own suppliers, these suppliers are expected to develop, implement and document plans to remedy any potential instances of non-compliance in a timely manner. If the non-compliance cannot be resolved, we may consider termination of our relationship with the supplier.

We must rely on responses from our identified suppliers to provide us with information about the source of 3TG contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided from their suppliers. Some suppliers responded that they were unable to identify the smelters and refiners used to process 3TG or the country of origin of the 3TG in their supply chain at this time.  Other suppliers provided information on all smelters and refiners and country of origin of 3TG at the company level which does not provide us with the necessary information to tie the smelter or refiner or country of origin information to the specific products supplied to Orthofix.  Accordingly, as of this reporting period, the Company does not know all the facilities used to process 3TG or the country of origin of all the 3TG used to produce our manufactured products.

4.Steps To Be Taken to Mitigate Risk

We intend to continue to improve our due diligence measures during the next reporting period.  The steps we will continue to pursue include:

•	continue our due diligence efforts with direct suppliers to determine the facilities used to process the necessary 3TG and the country of origin of such 3TG;
•	adopt the Orthofix Conflict Minerals Policy which will set forth our expectations of our suppliers as it relates to sourcing of 3TG in our supply chain;
•	proactively analyze whether any 3TG materials are present in future products that the Company develops or to the extent it revises the materials included in existing products;
•	seek to include 3TG related provisions in new or amended supplier agreements;
•	actively participate in industry initiatives which encourage a “conflict free” supply chain; and
•	refine our strategy to respond to supply chain risks.

Cautionary Statement about Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that address activities, events or developments that we or our management intends, expects, projects, believes or anticipates will or may occur in the future. They are based on management’s assumptions and assessments in the light of past experience and trends, current economic and industry conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results, developments and business decisions may differ from those envisaged by our forward-looking statements. Our forward-looking statements are also subject to risks and uncertainties, which can affect our performance in both the near-and long-term. These forward-looking statements should be considered in the light of the information included in this report and our other filings with the SEC, including, without limitation, the Risk Factors, as well as the description of trends and other factors in Management’s Discussion and Analysis of Financial Condition and Results of Operations, set forth in our Form 10-K for the year ended December 31, 2015 and other filings with the SEC.